UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: June 20, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Ahmad Reza ---------------------------------------------------- (Signature) Ahmad Reza SVP Corporate Comm & Investor Relations

Number	:	Tel.12/UM 000/DCI-M0000000/2024

Jakarta,	20 June 2024

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Information about The Appointment of Company Perseroan PT Telekomunikasi Indonesia (Persero) Tbk Corporate Secretary

To whom it may concern,

Pursuant to the Article 10 Paragraph (1) of Indonesian Financial Service Authority (Otoritas Jasa Keuangan) (“OJK”) Regulation No: 35 /POJK.04/2014 (“POJK 35/2014”) regarding Corporate Secretary of the Issuer or Public Company, specifically on the obligation for Issuer or Public Company to report to OJK about the dismissal and appointment of Issuer or Public Company’s Corporate Secretary. We hereby report that the Interim Corporate Secretary has been dismissed and a new Corporate Secretary of Perusahaan Perseroan PT Telekomunikasi Indonesia (Persero) Tbk (“Perseroan”) has been appointed, as follow:

Former Interim Corporate Secretary	:	Mr. Andri Herawan Sasoko
New Corporate Secretary	:	Mr. Octavius Oky Prakarsa

This decision is valid from June 19, 2024 until the further decision from Perseroan.

Thank you for your attention.

Yours faithfully,

/s/ Ahmad Reza

Ahmad Reza

SVP Corporate Comm & Investor Relations